File: 82-2783

Formation

07022262

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Public Shows Support at Forest Service Public Meetings on Idaho Cobalt Project's Draft Environmental Impact Statement

Vancouver, B.C, March 26, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the Company) today reported the public meetings held by the United States Forest Service (USFS) on the Company's proposed Idaho Cobalt Project (ICP) produced a broad display of public support for the project and the jobs it will create at recent hearings conducted in Salmon and Challis, ID, on the draft Environmental Impact Statement (EIS) for the project.

According to Bill Scales, president of Formation Capital Corporation, U.S., the economic contributions of the environmentally sound mine are projected to include over US $8 million in annual local, state and Federal taxes generated from the mine and result in the creation of 157 well paying jobs in Lemhi & Custer counties.

"A large number of local citizens showed up at our hearing to testify in support of our project and the economic opportunities it will create for both Lemhi & Custer counties," said Bill Scales. "We want to further encourage all those who attended to submit their comments in writing to ensure the Forest Service's record of decision reflects their thoughts," he said, noting that, "the deadline to submit comments is April 24, 2007." Scales added the Company was pleased by the turnouts in both Salmon and Challis at the Company's two informational meetings as well as the USFS hearing. He pointed out that while the USFS prefers specific comments or issues relating to the Draft EIS, it nonetheless accepts generic comments.

"The facts are there and it is easy for all to see. Not only will this mine add a much needed boost to the local economies, but it will do so in an environmentally sound manner while producing a metal vital to many environmental applications," Scales stated, adding "we are gratified to see the public backing the project first hand, further supporting the views of the public that were outlined in a previous opinion poll."

In December of 2005, Moore Information of Portland, Oregon conducted a telephone survey opinion poll that consisted of 300 interviews among a representative sample of Lemhi county residents 18 years and older. The poll revealed that the economy and jobs were the most important issues on the mind of Lemhi county residents. The survey indicated that after being read a set of facts about the cobalt project, those favoring the project jumped to 84% from 73% with opposition dropping to 6% from 9%.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.

Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

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Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 4/6

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com